Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 6 DATED DECEMBER 17, 2021

TO THE PROSPECTUS DATED JULY 2, 2021

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated July 2, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the acquisition of a multifamily property through a joint venture;

•	to disclose the acquisition of single family housing properties;

•	to disclose the origination of two commercial mortgage loans;

•	to disclose the transaction price for each class of our common stock as of January 1, 2022;

•	to disclose the calculation of our November 30, 2021 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to update the “Experts” section of the Prospectus.

Multifamily Acquisition

We recently acquired Hartwell Village, a multifamily property in Seneca, South Carolina located near the Clemson University campus, through a joint venture, of which we own 96.5%. The joint venture’s purchase price for Hartwell Village was $52.5 million, which includes the assumption of a mortgage of $29.5 million. The property is a newly constructed 185 unit student housing community and was 99.5% leased at closing.

Single Family Housing Acquisitions

We recently acquired 54 single family homes in conjunction with our relationship with Sparrow for a total purchase price of $19.5 million. The properties acquired are located in various target markets throughout the United States, including Arizona, Florida, Georgia, North Carolina, Tennessee, and Texas.

Commercial Mortgage Loan Originations

We recently originated a floating-rate senior mortgage and mezzanine loan amounting to $62.3 million to finance the acquisition of an office property known as 9-90 Corporate Center located in Framingham, Massachusetts and we have committed to fund an additional $31.1 million for future renovations of the property.

We recently originated a floating-rate senior mortgage and mezzanine loan amounting to $76.9 million to finance the acquisition of a multifamily property known as Panorama House located in Seattle, Washington and we have committed to fund an additional $11.1 million for future renovations of the property.

VGN-NREIT-1221P

January 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2022 (and repurchases as of December 31, 2021) is as follows:

Transaction Price (per share)
Class T	$12.21
Class S	$12.07
Class D	$12.25
Class I	$12.22

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of November 30, 2021. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2021 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of November 30, 2021, our properties have been appraised in accordance with our valuation guidelines and such appraisals were prepared by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of November 30, 2021 ($ and shares in thousands):

Components of NAV	November 30, 2021
Investment in real property	$1,006,481
Investment in commercial mortgage loans	140,512
Investment in real estate-related assets	86,495
Investment in international affiliated funds	80,401
Cash and cash equivalents	130,099
Restricted cash	97,188
Other assets	8,854
Debt obligations	(314,700)
Subscriptions received in advance	(97,046)
Other liabilities	(19,203)
Stockholder servicing fees payable the following month(1)	(256)

Net Asset Value	$1,118,825
Net asset value attributable to preferred stock	125

NAV attributable to common stockholders	$1,118,700

Number of outstanding shares of common stock	90,855

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under

GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of November 30, 2021, we have accrued under GAAP approximately $21.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of November 30, 2021 ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$102,022	$245,641	$54,694	$341,743	$374,600	$1,118,700
Number of outstanding shares	8,359	20,343	4,463	27,959	29,731	90,855

NAV per share as of November 30, 2021	$12.21	$12.07	$12.25	$12.22	$12.60

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2021 valuations, based on property types. Once we own more than one retail property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	5.94%	4.94%
Multifamily	6.41	4.78
Office	6.88	6.29
Healthcare	7.38	6.13
Single Family Housing	7.38	5.00

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Single Family Housing Investment Values
Discount Rate	0.25% decrease	+2.08%	+2.04%	+1.86%	+2.05%	+1.60%
(weighted average)	0.25% increase	(1.97)%	(1.88)%	(2.03)%	(2.05)%	(2.29)%
Exit Capitalization Rate	0.25% decrease	+3.78%	+3.72%	+2.56%	+2.79%	+2.43%
(weighted average)	0.25% increase	(3.43)%	(3.25)%	(2.48)%	(2.57)%	(3.68)%

Status of our Current Public Offering

In our initial public offering, which terminated on July 2, 2021, we sold 36,357,402 shares of our common stock resulting in gross offering proceeds of $394,406,639. In our follow-on offering, we are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion on shares pursuant to our distribution reinvestment plan. Our follow-on offering was declared effective by the SEC and commenced on July 2, 2021. As of the date hereof, we have issued and sold 28,521,646 shares of our common stock (consisting of 2,190,718 Class T shares, 11,650,158 Class S shares, 1,185,854 Class D shares, and 13,494,916 Class I shares) in this offering, resulting in gross offering proceeds of $335,412,506. We intend to continue selling shares in this offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of November 30, 2021 presented on page 2 of this Supplement under the section “November 30, 2021 NAV Per Share” has been prepared by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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